82-3116



GREAT QUEST
METALS LTD.



03050701

03 MAY 20 AM 7:21

SUPPL

May 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 5, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

5/29

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 5, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Results of a Preliminary Exploration Program on the Niaragui Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is very pleased to announce the results of a geological mapping, soil sampling and pitting program on the Niaragui concession, which is the northern concession in the Bourdala group of concessions. The initial goal of the program was to learn as much as possible about the area where the 57.04 grams per tonne gold sample had previously been taken. All samples were taken at the bottom of 1.0 metre diameter pits. The area represents a fifth drill target to be tested this fall.

All of the pits were dug to a depth of 4 to 7 metres with the exception of Pits C, D and H, which are 1.0 to 1.5 metres deep. These 3 pits were shallow because of the fact that the hand miners were unable to break through the layer of laterite, and the samples from these pits are not necessarily good indicators of what occurs below. Pit J is in alluvium or stream transported material. Results of the sampling in the pits as well as the location of the pits in relation to Pit A occur in the table below:

Pit	Distance From Pit A (m)	Direction From Pit A	Grams per Tonne Gold
A	-	-	0.18
Previous Pit	3	S	57.08
B	13	N	2.81
C	50	N	0.08
D	50	N	0.22
F	18	S	23.23
G	27	S	0.88
H	37	S	0.27
I	6	E	77.20
J	100	SW	0.02

Previous sampling from two pits 275 metres SSW and 330 metres E of Pit A gave results of 2.32 and 0.04 g/t gold respectively. Two samples from one pit, 500 metres SSE of Pit A, assayed 0.05 and 23.54 g/t gold. At the present time it is not known how these relate to the above mineralization.

A strip 400 metres wide and 2200 metres long was soil sampled. The long axis was oriented north – south, and the grid is just east of the pitting. Lines are east – west with samples every 100 metres. There is a 500 metre gap where a large area of orpaillage or hand dug pits, occur. The samples define a 1500 metre long area anomalous in gold with soil samples ranging from 22 – 490 ppb gold.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President and CEO

NEWS RELEASE